09055968

UNITEDSTATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~56796~~ 49571

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Santander Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Santander Tower B-7 Tabonuco Street, Suite 1800
(No. and Street)

Guaynabo (City) PR (State) 00968-3028 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Luis Roig (787) 759-5330
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1200 Hato Rey Tower, 268 Muñoz Rivera Avenue, San Juan PR 00918
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KY 3/11

AB 3/20

OATH OR AFFIRMATION

I, Luis Roig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Santander Securities Corporation, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Luis Roig
Signature

Affidavit no. 455

Financial Operations Pincipal
Title

MARJORIE HERNANDEZ NIEVES ABOGADA · NOTARIO

Notary Public

SWORN AND SUBSCRIBED BEFORE ME BE Luis Roig, OF LEGAL AGE, MARRIED AND RESIDENT OF GUAYNABO, PR AS FINANCIAL OPERATIONS PRINCIAL OF SANTANDER SECURITIES CORPORATION PERSONALLY KNOWN TO ME THIS 27th OF FEBRUARY 2009 IN SAN JUAN, PR.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PIETRANTONI MENDEZ & ALVAREZ LLP
BANCO POPULAR CENTER - 19TH FLOOR
209 MUÑOZ RIVERA AVENUE
SAN JUAN, PUERTO RICO 00918
SWITCHBOARD (787) 274-1212
TELECOPIER (787) 274-1470

February 23, 2009

Mr. Stephen Polimine
Senior Finance Coordinator
FINRA
20 Broad Street, 21st Floor
New York, NY 10005

Re: Santander Securities Corporation-Opinion under Appendix C of Rule 15c3-1 with respect to Santander Asset Management Corporation

Dear Mr. Polimine:

We are familiar with the organization, structure and general business activities of Santander Securities Corporation, a Puerto Rico corporation ("Santander Securities"). We are familiar, as well, with the organization, structure and general business activities of Santander Securities' wholly-owned subsidiary, Santander Asset Management Corporation, a Puerto Rico corporation ("SAM"). Santander Securities is registered as a broker-dealer with the U.S. Securities and Exchange Commission ("SEC") under Section 15(a)(1) of the Securities Exchange Act of 1934, as amended. SAM is registered as an investment adviser with the SEC under Section 202(a)(11) of the Investment Advisers Act of 1940, as amended. We have been requested by Santander Securities to furnish you with our opinion pursuant to Appendix C of Rule 15c3-1 of the SEC with respect to the distribution to Santander Securities of the net capital of SAM at December 31, 2008.

For purposes of this opinion, we have examined such corporate documents and records and reviewed such questions of law as we have deemed necessary or appropriate. In such examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as copies and the authenticity of the originals of such copies. As to any facts material to the opinion expressed herein which were not independently established or verified, we have relied upon oral or written statements and representations of officers of Santander Securities and SAM. Nothing has come to our attention in the course of our examination that would cause us to believe that any statement made in any document upon which we are relying in rendering this opinion is untrue in any material respect or to cause us to doubt the authenticity of any of the signatures on any such document.

FEB 23 '09 PM 5:28

We are members of the Bar of the Commonwealth of Puerto Rico and do not purport to be experts in, or express any opinion concerning, the laws of any jurisdiction other than laws of the Commonwealth of Puerto Rico and the federal laws of the United States.

Based upon the foregoing and subject to applicable bankruptcy, reorganization, insolvency, fraudulent conveyance or other similar laws affecting creditors' rights generally, we are of the opinion that an amount equal to the capital of SAM which exceeds the amount represented by the aggregate par value of the issued and outstanding shares of stock of SAM, may be caused by Santander Securities or a trustee appointed pursuant to the Securities Investor Protection Act of 1970, to be distributed to Santander Securities within 30 calendar days; that such distribution may be effected pursuant to authorization by the Board of Directors of SAM; and that there are no agreements between SAM and any other parties or classes of parties, including but not limited to customers, general creditors, subordinated lenders, employees, litigants or governmental or regulatory authorities which would delay or prevent such a distribution and there are no actions, suits or proceedings before or by any court or governmental agency or body now pending or threatened against SAM which would delay or prevent such a distribution.

Procedurally, the actions necessary to cause such a distribution to be made are as follows:

1) Santander Securities, as the sole shareholder of SAM, could request that the Board of Directors of SAM declare and make such a distribution on or prior to a specified date within such 30-day period.

2) The Board of Directors of SAM may hold a meeting on 24-hours notice or immediately if all of the directors attend or the non-attending directors execute a waiver of notice.[1]

3) Should the directors fail to declare and pay the requested distribution timely, Santander Securities, as sole shareholder of SAM, could immediately remove such directors pursuant to a written consent, in accordance with Section 7.17(A) of the General Corporations Act of 1995 of the Commonwealth of Puerto Rico,[2] and elect new

---

1 These notice and waiver of notice provisions are contained in Article I of SAM's By-Laws.

2 Section 7.17(A) permits any act that is carried out in any annual or special meeting of shareholders to be carried out, without holding a meeting, without notification and without voting, if the shareholders who hold shares possessing the minimum votes necessary to authorize or carry out the act in a meeting in which all the shareholders with voting rights are present, exercise that right by consenting in writing to the action taken. Article TWELFTH of SAM's Certificate of Incorporation and Section 1.3.1 of SAM's By-Laws authorize removal of the members of the Board of Directors of SAM, with or without cause, at any time pursuant to (i) a vote of the holders of a majority of the shares of capital stock of SAM in a meeting called for such purpose or (ii) an instrument directing such removal addressed to the Board of Directors of SAM signed by the holders of all the shares of SAM's issued and outstanding voting stock. Said Article TWELFTH is also in line with Section 4.01(K) of the General Corporations Act which

directors (who would agree to such distribution) in their place, at a special meeting called for this purpose.

4) Santander Securities, as the sole shareholder of SAM, could waive notice of this special meeting and, as sole shareholder, only Santander Securities need attend.[3] Santander Securities could also at that point elect new directors by written consent without a special meeting.

In view of the foregoing, the above-described distribution could be declared and made within 30 calendar days under the General Corporations Act of 1995 of the Commonwealth of Puerto Rico and the current by-laws and certificate of incorporation of SAM.

This opinion is based upon and subject to the further comments, assumptions, limitations, qualifications and exceptions set forth below:

1. This opinion letter is limited to the matters stated herein and no opinions may be implied or inferred beyond the matters expressly stated herein.

2. This opinion letter is furnished by us as special counsel to Santander Securities Corporation, is solely for your benefit, and may not be relied upon by, or delivered or quoted to, any other person or entity without our prior written consent; provided, however, that nothing contained herein shall prohibit the FINRA or any other regulatory or self-regulatory authority from using this opinion in connection with or arising out of its regulatory or self-regulatory activities.

3. We have relied upon the laws of the Commonwealth of Puerto Rico in effect as of the date of this opinion letter. The opinion expressed herein is as of the date hereof, and we assume no obligation to update or supplement our opinion to reflect any facts or circumstances or changes in the law that may come to our attention hereafter, or any changes in

---

allows for the removal of directors by shareholders, with or without cause, since the Board of Directors of SAM is not classified in groups and no cumulative voting rights are authorized in SAM's Certificate of Incorporation or By-Laws.

3 In this regard, Section 1.1.2 of SAM's By-Laws, provides that any vacancies in the Board may be filled by a majority vote of the shareholders of the Corporation at the next annual meeting or any special meeting called for such purpose. Section 2.4 of SAM's By-Laws provides that "[n]o notice of any meeting of stockholders need be given to any stockholder who, in writing, executed and filed with the records of the meeting either before, on, or after the holding thereof, waives such notice." Section 2.5 of SAM's By-Laws provides further that "[w]henever the vote of the stockholders is required or permitted to be taken in connection with any corporate action, the meeting and vote of stockholders may be dispensed with if all or the stockholders who would have been entitled to vote upon the corporate action if such meeting were held shall consent in writing to such action being taken."

law, fact, or circumstances that may occur hereafter that would change the opinion expressed herein.

Very truly yours,

Pietrantoni Méndez & Alvarez LLP

c: Mr. Luis Roig
Mrs. Ana R. Suárez

190909

Deloitte.

Deloitte & Touche LLP
Torre Chardón
350 Chardón Ave. Suite 700
San Juan, PR 00918-2140
USA

Tel: +1 787 759 7171
Fax: +1 787 756 6340
www.deloitte.com

February 20, 2009

To the Board of Directors and Stockholder of
Santander Securities Corporation:

In planning and performing our audit of the consolidated financial statements of Santander Securities Corporation and subsidiary (the "Company", a Puerto Rico corporation and a wholly owned subsidiary of Santander Bancorp) for the year ended December 31, 2008 (on which we issued our report dated February 20, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours trulv.

Deloitte & Touche LLP

Stamp No. 2385076
affixed to original.

Santander Securities Corporation and Subsidiary

(A Wholly Owned Subsidiary of Santander BanCorp)

Consolidated Statement of Financial Condition as of December 31, 2008, and Independent Auditors' Report (Public Document)

Deloitte.

Deloitte & Touche LLP
Torre Chardón
350 Chardón Ave. Suite 700
San Juan, PR 00918-2140
USA

Tel: +1 787 759 7171
Fax: +1 787 756 6340
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Santander Securities Corporation:

We have audited the accompanying consolidated statement of financial condition of Santander Securities Corporation and subsidiary (the "Company", a Puerto Rico corporation and a wholly owned subsidiary of Santander BanCorp) as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the consolidated statement of financial condition includes investments valued at $29,518,749 (19.6% of total assets) as of December 31, 2008, whose fair values have been estimated by management in the absence of readily determinable fair values. Management's estimates are based on broker quotes and recent trading activity.

Deloitte & Touche LLP

February 20, 2009

Stamp No. 2385073
affixed to original.

(Public Document)

SANTANDER SECURITIES CORPORATION AND SUBSIDIARY
(A Wholly Owned Subsidiary of Santander BanCorp)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008

ASSETS

CASH AND CASH EQUIVALENTS	$ 28,152,122
DEPOSIT WITH CLEARING BROKER	100,000
SECURITIES OWNED — At fair value	66,068,768
OTHER RECEIVABLES	24,134,563
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS — Net	4,129,346
GOODWILL	24,254,097
INTANGIBLES — Net	1,220,000
OTHER ASSETS	2,091,731
TOTAL	$150,150,627

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 17,096,714
Due to clearing broker	4,024,806
Subordinated borrowings from parent company	70,000,000
Deferred income tax liability	1,299,804
Total liabilities	92,421,324
COMMITMENTS (Note 10)	
STOCKHOLDER'S EQUITY:	
Common stock, $100 par value — authorized, 400,000 shares; issued and outstanding, 240,000 shares	24,000,000
Additional paid-in capital	2,720,847
Retained earnings	31,008,456
Total stockholder's equity	57,729,303
TOTAL	$150,150,627

See notes to consolidated financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business — Santander Securities Corporation and subsidiary (the "Company") are both Puerto Rico corporations. On December 30, 2003, the Company became a wholly owned subsidiary of Santander BanCorp ("BanCorp") as a result of the acquisition of all the issued and outstanding common stock of the Company from Administración de Bancos Latinoamericanos Santander, S.L. (ABLASA), a wholly owned subsidiary of Banco Santander Central Hispano, S.A. ("Santander Spain"). The Company provides securities brokerage services and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and the Uniform Securities Act of Puerto Rico. The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) because it promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers. In addition, the Company provides portfolio management services through its wholly owned subsidiary, Santander Asset Management Corporation (the "Subsidiary"). The Subsidiary is a registered investment adviser under Section 203(c) of the Investment Adviser Act of 1940.

The following is a summary of the Company's most significant accounting policies:

Use of Estimates — In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Principles of Consolidation — The consolidated financial statements include the accounts of the company and the subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Brokerage Income and Expenses — Customers' securities transactions are recorded on a settlement-date basis with related commission income and expenses recorded on a trade-date basis.

Securities Transactions — Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Securities Owned — The Company acquires securities for trading. These securities owned are acquired and held principally for the purpose of selling them in the near term. Securities owned are carried at fair value and the resulting difference between cost and fair value is included in current results of operations.

Investment Banking — Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on trade date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Portfolio and Other Management Advisory and Administration Fees — Revenue from portfolio and other management, advisory and administration fees includes fees and advisory charges resulting from the asset management and administration of certain funds, which are recognized as the services are performed.

Interest Income — Interest income on securities is recognized under the accrual basis, which produces a constant yield over the term of the security.

Furniture, Equipment, and Leasehold Improvements — Furniture and equipment are stated at cost, less accumulated depreciation, which is computed utilizing the straight-line method over the estimated useful lives of the assets, which range between three to five years. Leasehold improvements are stated at cost and are amortized using the straight-line method over the estimated useful lives of the assets or the term of the lease, whichever is shorter. Gains or losses on dispositions are reflected in current operations. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are charged to expense as incurred.

Goodwill — The Company accounts for goodwill under Financial Accounting Standards Board (FASB) Statement No. 142, *Goodwill and Other Intangible Assets*. This statement addresses financial accounting and reporting for acquired goodwill and other intangible. FASB Statement No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in the financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Under FASB Statement No. 142, goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. Intangible assets with finite useful lives will continue to be amortized over their useful lives. Based in part on an independent assessment of the value of the Company's goodwill at October 1, 2008, management determined that the Company's goodwill was not impaired.

Goodwill was recorded by the Company in connection with the acquisition of Merrill Lynch's retail brokerage business in Puerto Rico on February 25, 2000.

Intangibles — During 2002, the Subsidiary acquired the rights to serve as the investment advisor for First Puerto Rico Tax-Exempt Fund, Inc. (the "Fund"), a continuously offered, nondiversified, open-end management investment company, for $2,000,000. Under the agreement, the Subsidiary receives annual management fees from the Fund equal to 0.50% of the Fund's average weekly net assets value. This intangible is being amortized over a 10-year period, the estimated life of the Fund. Amortization for 2008 was $200,000.

In December 2006, the Subsidiary acquired the rights to serve as the investment advisor for the Smith Barney Puerto Rico Daily Liquidity Fund, Inc. (DLF), Smith Barney Puerto Rico Income & Capital Fund, Inc. (ICF), and Smith Barney Puerto Rico US Core Equity Fund, Inc. (CEF) for $650,000. At the time of the acquisition, ICF and CEF were reorganized into First Puerto Rico Growth and Income

Fund, Inc. and First Puerto Rico Equity Opportunities Fund, Inc., respectively. DLF will be continuously offered, as a nondiversified, no-load fund, open-end management investment company. Under the agreement, the Subsidiary receives annual management fees from DLF equal to 0.40% of DLF's average weekly net assets value. This intangible is being amortized over a 10-year period, the estimated life of DLF. Amortization for 2008 was $65,000.

Cash and Cash Equivalents — The Company has defined cash equivalents as highly liquid investment with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Income Taxes — The Company uses the asset and liability method for the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income tax assets and liabilities are determined for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The computation is based on enacted tax laws and rates applicable to periods in which the temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

The Company accounts for uncertain tax positions in accordance with FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109*. Accordingly, the Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Fair Value Measurements (SFAS 157) — The Company adopted FASB Statement No. 157 (SFAS 157), *Fair Value Measurements,* as of January 1, 2008, for financial assets and liabilities. SFAS 157 defines fair value, establishes a framework for measuring fair value under accounting principles generally accepted in the United States of America (GAAP) and enhances disclosures about fair value measurements. Fair value is defined under SFAS 157 as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In February 2008, the FASB issued FASB Staff Position FAS 157-2 (FSP FAS 157-2) that partially delayed the effective date of SFAS 157 for one year for certain nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. FSP FAS 157-2 states that a measurement is recurring if it happens at least annually and defines nonfinancial assets and nonfinancial liabilities as all assets and liabilities other than those meeting the definition of a financial asset or financial liability in FASB Statement No. 159. As such, the Company did not adopt SFAS 157 for certain nonfinancial assets and liabilities, and is evaluating the impact, that this adoption may have on its consolidated financial statements and disclosures. See Note 3 for additional information.

2. SECURITIES OWNED

Securities owned at December 31, 2008, carried at fair value, are as follows:

Puerto Rico government obligations, $2,391,354 maturing within one to five years, $6,951,533 maturing within five to 10 years, and $22,125,536 maturing after 10 years, generally at fixed rates ranging from 3.65% to 7.00%	$31,468,423
Corporate debt securities, $1,805,427 maturing within one to five years, $1,085,970 maturing within five to 10 years, and $2,215,630 maturing after 10 years, generally at fixed rates ranging from 2.00% to 6.25%	5,107,027
Mortgage-backed securities, $511,799 maturing within five to to 10 years and $434,497 maturing after 10 years, generally at fixed rates ranging from 4.50% to 7.80%	946,296
Corporate equity securities	28,547,022
Total securities owned	$66,068,768

3. FAIR VALUE DISCLOSURES

As discussed in Note 1 effective January 1, 2008, the Company adopted FASB Statement No. 157, which provides a framework for measuring fair value under GAAP.

Additionally, FASB Statement No. 157 amended FASB Statement No. 107 (SFAS 107), *Disclosures about Fair Value of Financial Instruments*, and, as such the Company follows FASB Statement No. 157 in determination of FASB Statement No. 107 fair value disclosure amounts. The disclosures required under FASB Statement No. 157 and FASB Statement No. 107 have been included in this note.

Fair Value Hierarchy — SFAS 157 defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB Statement No. 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities may include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain U.S. treasury, other U.S. Government and agency mortgage-backed debt securities that are highly liquid and are actively traded in over-the-counter markets.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include securities with quoted prices that are traded less frequently than exchange-traded instruments, securities and derivative contracts and financial liabilities whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category may generally include certain

mortgage-backed debt securities, corporate debt securities, and derivative contracts.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category may generally include certain Puerto Rico government and agencies debt securities, closed end funds, mortgage-backed securities and certain derivative contracts.

Recurring Measurements — The following table presents for each of these hierarchy levels, the Company's assets as of December 31, 2008 that are measured at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total
Assets:				
Securities owned	$17,070	$36,532,949	$29,518,749	$66,068,768

Level 3 assets were 44.7% of total assets measured at fair value.

The following table presents a reconciliation for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2008:

	Balance — January 1, 2008	Net realized/unrealized gains (losses) included in		Transfers in and/or out of Level 3	Purchases, issuances and settlements	Balance — December 31, 2008	Unrealized gains (losses) still held[2]
		Earnings	Other Compre-hensive Income				
Securities owned[1]	$20,149,831	$1,887,695	$-	$-	$7,481,223	$29,518,749	$45,035

[1] *Changes in fair value and gains and losses from sales for these instruments are recorded in other revenues. The amounts above do not include interest.*

[2] *Represents the amount of total gains or losses for the year, included in earnings, attributable to the change in unrealized gains (losses) relating to assets and liabilities classified as Level 3 that are still held at December 31, 2008.*

The table below summarizes gains and losses due to changes in fair value, including both realized and unrealized gains and losses, recorded in earnings for Level 3 assets for the year ended December 31, 2008. These amounts include gains and losses generated by securities owned, which were carried at fair value:

	Net Gains and Losses
	Securities Owned
Classification of gains and losses (realized/unrealized) included in earnings for the period:	
Principal transactions	$1,887,695

The table below summarizes changes in unrealized gains or losses recorded in earnings for the year ended December 31, 2008, for Level 3 assets that are still held at December 31, 2008. These amounts include changes in fair value for trading securities, which were carried at fair value:

	Changes in Unrealized Gains (Losses)
	Securities Owned
Classification of unrealized gains and losses included in earnings for the period —	
Principal transactions	$45,035

Determination of Fair Value — The following is a description of the valuation methodologies used for instruments recorded at fair value and for estimating fair value for financial instruments not recorded at fair value (SFAS 107 disclosures). The estimated fair value was calculated using certain facts and assumptions, which vary depending on the specific financial instrument.

Short-Term Financial Instruments—Short-term financial instruments, including cash and cash equivalents, accrued interest receivable and payable, other receivables and certain other assets and liabilities, are carried at historical cost. The carrying amount is a reasonable estimate of fair value for these instruments. These financial instruments generally expose the Company to limited credit risk and have no stated maturities or have short-term maturities and carry interest rates that approximate market.

Securities Owned—Securities owned are recorded at fair value and consist primarily of mortgage-backed securities, Puerto Rico government obligations, corporate debt, and equity securities. Fair value is generally based on quoted market prices. Level 1 securities owned include those identical securities traded in active markets. If these market prices are not available, fair values are estimated based on dealer quotes, pricing models, discounted cash flow methodologies, or similar techniques for which the determination of fair value may require significant management judgment or estimation. Level2 trading securities primarily include Puerto Rico government obligations and open-ended funds. Investments in Puerto Rico open-ended funds are valued using a net asset value approach and can be redeemed at net asset value.

Level 3 trading securities primarily include Puerto Rico government and agencies debt securities and fixed income closed-end funds. At December 31, 2008, the majority of these instruments were valued based on dealer indicative quotes and recent trade activity.

Subordinated Borrowings — Subordinated borrowings are carried at historical cost. For SFAS 107 disclosures, the fair value is determined by discounting cash flows by market rates currently offered for similar instruments and including adjustments to reflect the current credit worthiness of the Company.

SFAS 107 Disclosures about Fair Value of Financial Instruments—The table below is a summary of fair value estimates as of December 31, 2008, for financial instruments, as defined by SFAS 107, excluding short-term financial assets and liabilities, for which carrying amounts approximate fair value, and excluding financial instruments recorded at fair value on a recurring basis. The fair value estimates are made at a discrete point in time based on relevant market information and information about the financial instruments. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding risk characteristics of various financial instruments, current economic conditions, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be

determined with precision. Changes in assumptions could significantly affect the estimates. In addition, the fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.

	December 31, 2008	
	Carrying Amount	Fair Value
Subordinated borrowings from parent company	$ 70,000,000	$ 69,960,555

4. OTHER RECEIVABLES

Other receivables consist primarily of noninterest-bearing advances resulting in notes receivable from employees under employment agreements with maturities which range from one to nine years.

5. FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, and leasehold improvements at December 31, 2008, consist of:

Furniture and equipment	$2,056,882
Leasehold improvements	4,819,693
Total	6,876,575
Less accumulated depreciation and amortization	2,747,229
Furniture, equipment, and leasehold improvements — net	$ 4,129,346

6. SUBORDINATED BORROWINGS FROM PARENT COMPANY AND OTHER RELATED-PARTY TRANSACTIONS

The borrowings under subordination agreements with BanCorp at December 31, 2008, amounted to $55,000,000 bearing interest at 2.90%, due on June 30, 2010, and $15,000,000 bearing interest at 6.18% due on February 3, 2009.

The subordinated borrowings described above, amounting to $70,000,000, are available for computing the minimum net capital requirements under the Securities Exchange Commission's (SEC) Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1") (see Note 9). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. During 2008, interest on subordinated borrowings amounted to $2,181,108.

The Company paid $1,311,774 to affiliates for operational and consulting services during the year ended December 31, 2008. Also, an affiliate leases branch space and equipment to the Company under an operating lease agreement renewed annually. For the year ended December 31, 2008, related lease expense amounted to approximately $128,000. Future minimum rental payments of approximately $120,000 will be paid during 2009.

In addition, the Company received $308,219 from an affiliate for loan structuring and underwriting services during the year ended December 31, 2008.

7. LONG-TERM INCENTIVE PLANS

Santander Spain sponsors various nonqualified share-based compensation programs for certain of its employees and those of its subsidiaries, including the Company. All of these plans have been approved by the Board of Directors of the Company. A summary of each of the plans follows:

- A long-term incentive plan for certain eligible officers and key employees which contains service, performance, and market conditions. This plan provides for settlement in cash or stock of Santander Spain to the participants and is classified as a liability plan. Accordingly, the Company accrued a liability and recognized monthly compensation expense over the 14-month vesting period through January 2008. The Company recognized compensation benefit under this plan amounting to approximately $1,094,000 due to a favorable change in plan valuation during the year ended December 31, 2008. The options were exercised during 2008 and settled in stock of Santander Spain. As a result, $1,897,961 were reclassified to additional paid-in capital.

- A long-term incentive plan for certain eligible officers and key employees which contains service, performance, and market conditions. This plan comprehends two cycles, one expiring in 2009 and another expiring in 2010. This plan provides for settlement in stock of Santander Spain to the participants and is classified as an equity plan. Accordingly, the Company recognizes monthly compensation expense over the two-and three year cycles and credits additional paid-in capital. The Company recognized compensation expense under this plan amounting to approximately $621,000 for the year ended December 31, 2008.

8. INCOME TAXES

The Company is subject to Puerto Rico income tax at statutory rates ranging from 20% to 39%. Under the provisions of the Puerto Rico Tax Reform Act of 1987, the Company is subject to regular tax or the alternative minimum tax, whichever is higher. Income on certain securities owned is exempt from Puerto Rico income tax.

At December 31, 2008, the Company has recognized a deferred tax asset amounting to $3,729,089 mostly related to the long-term incentive plans and the employee benefit plan, and a deferred tax liability amounting to $5,028,893, which relates to the excess of the book basis over the tax basis of goodwill. The resulting net deferred tax liability of $1,299,804 is reported in the accompanying statement of financial condition.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

Balance — January 1, 2008	$ 1,203,674
Additions for tax positions of prior years	621,251
Lapse of statute of limitations	(350,619)
Balance — December 31, 2008	$ 1,474,306

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense. The liability for unrecognized tax benefits included accrued interest of approximately $239,000 at December 31, 2008. Tax expense for the year ended December 31, 2008, includes a net interest benefit of $3,265, which is comprised of an interest benefit of $107,163 resulting from the

expiration of the statute of limitations referred to above and interest expense of $103,898 on unrecognized tax benefits of prior years.

9. STOCKHOLDER'S EQUITY AND NET CAPITAL REQUIREMENTS

The Company is subject to SEC Rule 15c3-1 and has elected to compute its regulatory net capital requirement in accordance with the alternative net capital computation. The Company has entered into a clearing agreement (the "Agreement") with Pershing LLC (the "Clearing Broker"), which is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the SEC. The Clearing Broker has agreed to establish a separate reserve account for proprietary assets held by the Company so that the Company can treat these assets as allowable assets under SEC Rule 15c3-1. The Clearing Broker will perform a separate computation for proprietary accounts of the Company in accordance with the customer reserve computation set forth in SEC Rule 15c3-3 with various modifications. Under the alternative net capital computation, net capital, as defined, shall not be less than $250,000. At December 31, 2008, the Company had net regulatory capital, as defined, of $37,164,565, which was $36,914,565 in excess of its required regulatory net capital.

10. COMMITMENTS

Under the terms of the Agreement, the Clearing Broker clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. The Company has agreed to maintain a deposit of $100,000 and to indemnify the Clearing Broker for losses that it may sustain from the Company's customers. As of December 31, 2008, there were no obligations to the Clearing Broker under this provision of the Agreement.

The Company leases office space under two operating lease agreements, which expire on November 2014 and November 2016. Rent expense charged to operations related to these leases amounted to $2,500,253 during 2008. The future minimum lease payments under these operating leases are as follow:

Year	Amount
2009	$1,103,966
2010	1,159,651
2011	1,164,599
2012	1,182,154
2013	1,324,415
Thereafter	1,605,137
Total	$7,539,922

11. EMPLOYEE BENEFIT PLAN

The Company has a deferred arrangement profit sharing 1165(e) plan (the "Plan"), which became effective on January 1, 1997. Under the Plan, the Company makes contributions to match 50% of employees' allowable contributions, as defined under the Internal Revenue Code of Puerto Rico. In addition, the Plan provides for Company contributions based on compensation of eligible employees, as defined. The Company's contributions to the Plan amounted to $815,750 in 2008. The Company's contribution becomes 100% vested once the employee attains five years of service.

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